Via Facsimile and U.S. Mail
Mail Stop 6010


									August 12, 2005


Joey A. Jacobs
Psychiatric Solutions, Inc.
840 Crescent Centre Drive, Suite 460
Franklin, Tennessee 37067

Re:	Psychiatric Solutions, Inc.
	Registration Statement on Form S-4
	Filed August 9, 2005
	File No. 333-127332

Dear Mr. Jacobs:
      This is to advise you that we have undertaken a limited review of the above referenced registration statement and have the following comment. After and issues that arise during our examination of the request have been satisfied, we will consider your request for acceleration of the effective date of the registration statement.
1. It appears you are registering the exchange notes in reliance on the staff`s position set forth in Exxon Capital Holdings Corporation
(May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991), and
Shearman & Sterling (July 2, 1993). Accordingly, please provide us with a supplemental letter containing the statements and representations that are set forth in those letters.
2. Please revise to specifically incorporate by reference the Form 10-Q filed on August 9, 2005 in your Form S-4 registration statement.

3. We note the filing does not include the signatures of your CFO and principal financial officer. Please include these signatures in your amended Form S-4. If Jack E. Polson serves in these capacities, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-4.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Albert Lee at (202) 551-3654 or me at (202)
551-
3715 with any questions.

      Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Christopher L. Howard, Esq.
	Waller Lansden Dortch & Davis
	511 Union Street, Suite 2100
	Nashville, Tennessee 37219


Joey A. Jacobs
Psychiatric Solutions, Inc.
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